EXHIBIT 99.1

May 6, 2013

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

Immediate Report – Dismissal of Objection to Special Dividend Distribution

To:         The Tel Aviv Stock Exchange
The Israeli Securities Authority

Further to the Company's immediate report of April 18, 2013, the Company is hereby announcing, that pursuant to the Court’s recommendation, the objection to the distribution of the fifth installment of the special dividend was withdrawn today by the debenture holder who filed it. The objection to the distribution was dismissed and accordingly the fifth installment (out of six) of the special dividend will be distributed on May 13, 2013, as declared by the Company in its immediate report of March 14, 2013.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.